BTQ Technologies Appoints World-Class Quantum and

Cryptography Experts to Leadership and Scientific Advisory

Board

Vancouver, September 18, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the expansion of its leadership team with the addition of several globally recognized experts in quantum computing, cryptography, and cybersecurity.

These appointments align with BTQ's commitment to addressing the urgent security challenges posed by large-scale universal quantum computers through cutting-edge post-quantum technologies.

Jeffrey Morais, a recent graduate from McGill University and MSc candidate at the University of Victoria, takes on the role of Head of Quantum Software at BTQ. With seven years of research experience spanning string theory, quantum cryptography, and quantum neural networks, Morais is well-versed in the theoretical underpinnings of quantum technologies. His work on the holographic entanglement structure of topological wormholes and persistent homology will contribute to BTQ's exploration of advanced quantum cryptography techniques.

Kohei Suenaga joins BTQ as a Zero-Knowledge Cryptography Advisor bringing a wealth of experience in formal verification methods for various systems. Suenaga is an Associate Professor at the Graduate School of Informatics, Kyoto University, with a Ph.D. in Information Science and Technology from The University of Tokyo. His extensive background includes research roles at IBM Tokyo Research Laboratory and the University of Lisbon, where he contributed significantly to advancements in computer science.

Eylon Yogev has been appointed as Post-Quantum Cryptography Advisor at BTQ Technologies. A faculty member in the Department of Computer Science at Bar-Ilan University and a prominent member of the Bar-Ilan Center for Research in Applied Cryptography and Cyber Security, Yogev completed his PhD at the Weizmann Institute under the mentorship of Prof. Moni Naor. His research interests focus on theoretical computer science, with a special emphasis on cryptography and interactive proof systems.

Deepesh Singh joins BTQ as Quantum Photonics Advisor. Currently a PhD candidate at the University of Queensland, Singh's research in Photonic quantum computation and computational complexity theory has positioned him at the forefront of quantum information processing. His interdisciplinary approach and work under renowned quantum computing experts make him an invaluable addition to BTQ.

"We are excited to welcome such distinguished professionals to BTQ," said Olivier Roussy Newton, CEO of BTQ Technologies. "Their combined expertise in quantum computing, cryptography, and cybersecurity will significantly bolster our efforts to safeguard critical networks against emerging quantum threats. With their leadership, we are well-positioned to push the boundaries of innovation in post-quantum solutions."

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.